MINTZ LEVIN

Kenneth R. Koch | 212 692 6768 | kkoch@mintz.com

Chrysler Center
666 Third Avenue
New York, NY 10017
212-935-3000
212-983-3115 fax
www.mintz.com

October 4, 2006

VIA EDGAR

Jay Williamson and Pam Howell
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Services Acquisition Corp. International Proxy Statement on Schedule 14A File No. 000-32552

Dear Mr. Williamson and Ms. Howell:

On behalf of Services Acquisition Corp. International (the ‘‘Company’’ or ‘‘SACI’’), below is the text of an e-mail sent to you on September 28, 2006. You have requested that such e-mail be filed via EDGAR as correspondence. Pursuant to that request, please see the below text and the attachments to that e-mail, two no-action letters, are also filed herewith.

From: Koch, Kenneth

Sent: Tuesday, September 28, 2006 4:02 PM

To: 'howellp@sec.gov';'williamsonj@sec.gov'

Cc: 'tavcamp@newrivercapital.com'

Subject: No-Action Letters re: Services Acquisition Warrants

Dear Pam and Jay:

I continue to believe that the exercise of underwriters warrants, whether or not registered in the related public offering, may be accomplished through a non-registered transaction.

Attached are two additional no-action letters relating to underwriters' compensation. Standun is a case where (i) the underwriter's warrants and underlying shares were registered in the related public offering, (i) the warrants were exercised at a time when the registration statement was long out of date (three years later) and not updated and (iii) the staff permitted the sale of the underlying shares ‘‘as if in compliance with Rule 144’’. You can see from the second and third paragraphs of that letter that the underwriter exercised three years after it had received the warrants and that the original registration statement which registered the exercise had not been amended or updated since the time of the original registration.

You will also note from both the request letter and the response that the relief was conditioned on ‘‘no sales having been made under the registration statement for two years prior to the sale by the underwriter’’, so it is clear that the exercise of the warrant was not a registered transaction, notwithstanding the initial registration of such exercise.

The Precision Optics letter repeats many of these same points while also concurring that no distinction should be made regardless of whether the securities representing the underwriter's compensation were acquired in registered or unregistered transactions.

The policy reason underlying these letters is that it is unduly burdensome to require an issuer to undertake all the expenses of registration for securities that have been held for a period consistent with Rule 144 and which will be disposed of in a manner consistent with Rule 144. As NASD rules at the time prohibited the exercise of underwriter's warrants for at least one year post-IPO ( and currently prohibit such exercise for at least six months post-IPO) and as most of these warrants are exercised and the underlying securities sold simultaneously, it would completely defeat the purpose if there were any requirement that the exercise of the warrants be completed with the use of an up to date registration statement. If there was an up to date registration for exercise, then there may as well be one for the sale of the underlying securities and, there would be no ‘‘as if under Rule 144’’ provisions for the protection of the public.

It is also true, that in many cases, these warrants are exercised cashlessly and in reliance on 3(a)(9), which is another exemption from registration and which I continue to believe is available regardless of whether such exercise was contemplated and registered in the original registration statement.

I have seen, as I said in our conversation, literature from the SEC that indicates that where a transaction was begun as an unregistered transaction it must be concluded as an unregistered transaction and agree with the underlying policy of preventing private placements from being converted into public offerings (sometimes using an S-3 for resale, when the issuer would not otherwise be eligible to use such form). But after continuing to look, I still find nothing that says that what is begun as a registered transaction must finish that way and I can think of no policy reason for preventing a sophisticated investor, willing to accept securities that are subject to additional restrictions and protections for the public (in this case, the must be sold ‘‘as if under Rule 144 and in other cases, perhaps restricted stock with holding periods) from doing so.

I would still like your concurrence so that we can settle the issue of whether Services needs to treat its underwriter purchase options under EITF-0019.

By the way, I have not yet heard anything from the Office of Chief Counsel. I think after our last conversation you had planned to put them in touch with me to discuss this issue.

Kenneth R. Koch
Mintz Levin Cohn Ferris Glovsky & Popeo, P.C.
666 Third Avenue
New York, NY 10017
Tel: 212-692-6768
Fax: 212-983-3115
Email: kkoch@mintz.com

(SEC No-Action Letter)

*1 Standun, Incorporated
Publicly Available June 5, 1978

LETTER TO SEC

April 14, 1978

Richard K. Wulff, Esq.
Securities and Exchange Commission
Division of Corporation Finance
500 North Capitol Street, N.W.
Washington, D.C. 20549

Re:    Standun Inc.

Dear Mr. Wulff:

The purpose of this letter is to request your statement that, based upon the facts as stated in this letter, the Division of Corporation Finance will not recommend that the Securities and Exchange Commission (the 'Commission') take any enforcement action if certain shares of Standun Inc. ('Standun') Common Stock purchased pursuant to warrants received by Morgan, Olmstead, Kennedy & Gardner, Incorporated ('MORG') are sold without compliance with the registration requirements of the Securities Act of 1933, as amended (the 'Act ') provided (a) at least two years have elapsed since the last sale of securities under the registration statement with respect to the offering in which the shares were acquired and (b) the sales are made in compliance with all the provisions of Rule 144, except the filing of Form 144. The facts relevant to consideration of this matter are set forth below as reported to us by MOKG.

In January 1969, MOKG, a licensed broker-dealer acting as an underwriter for a public offering of Standun securities, received warrants to purchase an aggregate of 33,333 shares (as adjusted) of Standun Common Stock from certain shareholders of Standun for $160. The Registration Statement on Form S-1 of Standun (Registration No. 2-30655) contained an undertaking that no public offering of the shares covered by the warrants would be made until a post-effective amendment to the aforementioned Registration Statement, or a new Registration Statement, became effective. Standun's Registration Statement became effective on January 23, 1969, and the public offering to which it related commenced that date. Since that time the Registration Statement has not been amended or withdrawn, but there have been two additional public offerings of Standun Common Stock for which MOKG did not act as managing underwriter.

In January 1972, MOKG exercised all of the warrants at $4.65 per share for an aggregate investment of $155,158.45. When Standun made a public offering of its Common Stock in 1973, MOKG requested that its shares be included in the Registration Statement, but subsequently agreed to withdraw its request at Standun's and the managing underwriter's urging prior to the effective date of the Registration Statement. Despite the fact that the original warrant agreement provides that holders of the shares underlying such warrants will bear the out-of-pocket expenses of registration, MOKG has believed it to be futile to make further formal requests to Standun for registration of its shares because of Standun's position that the interruption of its business and associated costs make it impractical to file a registration statement and not in the best interests of Standun's stockholders and because the cost of registration to MOKG at this time would be almost as great as the current market value of the shares to be registered. As a result of these events, MOKG finds itself in the position of having purchased Standun shares for $155,158.45 with no ready market to sell any of the shares, despite its prior efforts to have the shares registered.

*2 We believe the above facts are virtually identical to those presented in a no-action letter released December 12, 1977, captioned 'Republic Housing Corp.' and a letter released April 1, 1976, captioned 'Chyron Corporation', in which no-action positions were taken for sales of shares pursuant to the requirements of Rule 144, other than the notice requirement. In light of the prior positions taken by the Commission staff and the basis of the above facts, particularly (i) the passage of more than eight years since the effectiveness of the Registration Statement covering the offering in which MOKG acquired the warrants, (ii) the passage of more than six years since MOKG exercised the warrants and (iii) MOKG'S past efforts to have its shares registered and the impracticality of further efforts, we would be grateful for your confirmation that the Division will not recommend enforcement action if MOKG, although it is not an affiliate of Standun, sells the Standun shares in compliance with the requirements of Rule 144, other than filing Form 144.

Please contact the undersigned or C. Douglas Kranwinkle at (213) 626-1491 if you require any additional information.

Sincerely,
William L. Cathey, Jr.

SEC LETTER

1933 Act / s 4(1) / Rule 144

May 4, 1978

Publicly Available June 5, 1978
William L. Cathey, Jr., Esq.
Mayer, Dalles and ??
506 South Hill Street
Los Angeles, California 90014

Re:    Standun, Inc.

Dear Mr. Cathey:

This is in response to your letter of April 14, 1978 concerning the proposal sale of 33,333 shares of common stock of Standun, Inc. ('Standun') held by Morgan, Olmstead, Kennedy and Gardener, Incorporated ('MOKG'), without compliance with the registration requirements of the Securities Act of 1933 (the 'Act').

We understand the facts to be as follows. In January 1969, MOKG, a licensed broker-dealer received as underwriters commission warrants to purchase an aggregate of 33,333 shares of Standun common stock from certain shareholders in connection with a public offering of Standun. The registration statement on Form S-1 (File No. 2-30655) became effective on January 23, 1969, and included an undertaking by Standun to file a Post-Effective Amendment to the registration statement prior to any male of Standun shares by MOKG. The registration statement has not been amended or withdrawn, but there have been two additional public offerings of Standun common stock for which MOKG did not act as managing underwriter.

In January 1972, MOKG exercised the warrants as to all such 33,333 shares which the firm now desires to sell. Standun has been requested to file a Post-Effective Amendment to permit the sale of the shares. However, you state that it is the current position of the Company that the expense of preparing such an amendment is not justified nor in the best interests of its shareholders.

On the basis of the facts presented, and policy considerations, this Division will not recommend any enforcement action to the Commission if ?? shares acquired upon the exercise of warrants, which ?? receives as underwriter's compensation by MOKG, are sold without compliance with the registration provisions of the Act, provided the sales ?? in compliance with all of the provisions of Rule 144, except for the filing of Form 144, and that the offering under the registration statement has been completed at least two years from the date of the proposed sale.

*3 Because this position is based upon the representations made to the Division on your letter, it should be noted that any different facts or conditions might require a different conclusion. Further, this letter ?? recommends that the Division's position on enforcement action and does not support to express any legal conclusion on the questions presented.

Sincerely,
William E. Toomey
Assistant Chief Counsel
1978 WL 10597 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 Precision Optics Corporation, Inc.
Publicly Available January 14, 1993

LETTER TO SEC

December 29, 1992

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
450 Fifth Street, North West
Washington, DC 20549
Attention: Martin Dunn

Re:    Precision Optics Corporation, Inc.

Dear Sir:

On behalf of Precision Optics Corporation, Inc. (the ‘‘Company’’), we respectfully request the Staff's concurrence in our interpretation of Rule 144, promulgated pursuant to the Securities Act of 1933, as amended (the ‘‘1933 Act’’) with respect to the sale of securities acquired by an underwriter as compensation. Specifically, we request your concurrence that under the circumstances described below, Rule 144 is available for the sale of unregistered securities acquired by an underwriter as compensation for services rendered in connection with both a private placement offering and a registered public offering, assuming the holding period of the securities and other requirements of Rule 144 are met. An abbreviated explanation of the transactions at issue is included here for your information.

BACKGROUND

On August 21, 1990, the Company completed a best efforts, private placement offering of 500,000 shares of its common stock, $0.01 par value (the ‘‘Common Stock’’), at a purchase price of $0.50 per share. As partial compensation to the selling agent, Van Clemens & Co. Incorporated (the ‘‘Selling Agent’’), the Company issued common stock purchase warrants for the purchase of 120,000 shares of Common Stock at a purchase price of $1.50 per share (the ‘‘Private Placement Warrants’’) to designated officers of the Selling Agent, Thomas Vanyo (‘‘Vanyo’’) and Scott Long (‘‘Long’’). Vanyo and Long purchased such warrants for an aggregate purchase price of $50.00, which they paid in cash on August 21, 1990. The Private Placement Warrants became exercisable on February 21, 1992, at the original exercise price of $1.50 per share, and expire on August 21, 1995.

On November 20, 1990, the Company completed a best efforts, initial public offering of 1,000,000 shares of Common Stock, at a public offering price of $1.25 per share. As partial compensation to the Selling Agent, the Company issued common stock purchase warrants for the purchase of 100,000 shares of Common Stock at a purchase price of $1.50 per share (the ‘‘IPO Warrants,’’ and, together with the Private Placement Warrants, the ‘‘Warrants’’) to the Selling Agent's designees, who were again Vanyo and Long. Vanyo and Long purchased the IPO Warrants for an aggregate purchase price of $60.00, which they paid in cash on November 20, 1990. The IPO Warrants become exercisable on November 20, 1991, at the original exercise price of $1.50 per share, and expire on October 23, 1995.

The Warrants were issued in transactions exempt from registration under the 1933 Act. We have been advised by the Company that Vanyo and Long are not ‘‘affiliates’’ of the Company within the meaning of the 1933 Act and Rule 144.

*2 Based on previous staff interpretations, we are of the view that, since the Private Placement Warrants were acquired by the underwriter as compensation in a transaction not involving a public offering, Rule 144 should be available for the sale of shares of common stock underlying such warrants assuming the holding period of the securities and other requirements of Rule 144 have been met. With regard to the sale of shares of common stock underlying the IPO Warrants, however, we understand that the Staff has indicated in the past that Rule 144 is not available, citing Question 10 of Securities Act Release No. 33-6099 (respectively, ‘‘Question 10’’ and ‘‘Release 6099’’) which states that Rule 144 is not available for the sale of securities acquired by an underwriter as compensation for services rendered in connection with a registered public offering.

For the reasons set out more fully below, we respectfully request that the Staff reexamine its interpretation of Rule 144 as expressed in Question 10. Further, we request that the Staff concur that Rule 144 is available for the sale of the unregistered shares of common stock underlying both the Private Placement Warrants and the IPO Warrants assuming the holding period of the securities and other requirements of Rule 144 have been met.

DISCUSSION

The interpretation of Rule 144 expressed in Question 10 of Release 6099 replaced an earlier interpretation contained in Securities Act Release 5306(‘‘Release 5306’’). The earlier interpretation of Rule 144 stated that the Rule was not available when an underwriter acquired securities in connection with a registered public offering because, by definition, the securities were not ‘‘restricted securities.’’ See Division of Corporate Finance Interpretation of Rule 144, Securities Act Release No. 5306, Fed.Sec.L.Rep. (CCH) ¶ 2705F (Sept. 26, 1972) (superseded in 1979 by Release No. 6099). The Division stressed that Guide 10 of the Guides for the Preparation and Filing of Registration Statements required registration of warrants as well as stock which was issued or sold to an underwriter in connection with a public offering notwithstanding a representation that the securities were acquired for investment purposes only.

Guide 10 stated that transferable warrants, and the stock to be issued upon the exercise of those warrants, acquired by an underwriter in connection with a registered public offering were to be considered a part of the offering, and must be registered notwithstanding the fact that the warrants were acquired for investment and not with a view toward distribution. Nontransferable warrants were not required to be registered, but, the underlying stock had to be registered along with the securities to be offered to the public. See Guides for Preparation and Filing of Registration Statements, Securities Act Release No. 4936, 33 Fed.Reg. 18,617, at 18,619 (1968) (rescinded Mar. 3, 1983). As a result, any type of security received by an underwriter as compensation had to be registered to comply with Guide 10.

*3 Question 10 of Release 6099 again explains that securities received by an underwriter as compensation cannot be considered ‘‘restricted securities’’ because they were not acquired in a transaction or chain of transactions not involving any public offering. Footnote 8 to Question 10 (‘‘Footnote 8’’), however, explains that enforcement action will not be recommended if an underwriter sells the securities pursuant to the provisions of Rule 144 (except for filing a Form 144) if (1) the securities were originally registered as part of the public offering, and (2) at least two years have elapsed from the date of the last sale of securities under the registered public offering. See Resale of Restricted and Other Securities, Securities Act Release No. 6099, Fed.Sec.L.Rep. (CCH) ¶ 2705H (Aug. 2, 1979). Footnote 8 appears to incorporate the registration requirements of Guide 10 into the Rule 144 exception that the Division has created for underwriters.

After the adoption of Release 6099 in 1979, the Division consistently required the registration of shares received as underwriter compensation. In 1981 the Division denied a no action request made by an underwriter who had failed to include the shares underlying a warrant as a part of the registration statement. See Dicomed Corporation, SEC No Action Letter [LEXIS 4086] (Sept. 3, 1981). The underwriter's no action request explicitly mentioned their failure to comply with Guide 10, and the Division's response noted that the shares were not registered as required. Id.

In 1982 the Commission rescinded Guide 10. See Recision of Guides and Redesignation of Industry Guides, Securities Act Release No. 6384, Fed.Sec.L.Rep. (CCH) ¶ 3760 (Mar. 3, 1982). When this recision was proposed the Commission stated that registration of securities issued to underwriters would no longer be required in all cases. See Proposed Revision of Regulation S-K and Guides for the Preparation and Filing of Registration Statements and Reports, Securities Act Release No. 6276,

21 SEC Docket 1,052, at 1,081 (Jan. 6, 1981). Furthermore, the recision proposal stated that if Guide 10's mandatory registration requirement was eliminated, ‘‘the staff would be inclined not to apply [the registration requirement of Footnote 8] as a condition to use of Rule 144 by underwriters with respect to sale of securities obtained in connection with a public offering.’’ Id. n. 100. Guide 10's mandatory registration requirement was eliminated when Guide 10 was rescinded on March 3, 1982. Nevertheless, the Division appeared to continue to require the registration of securities received as underwriters' compensation as a basis for the subsequent availability of Rule 144 for their resale. See e.g. The Canterbury Press, Inc., SEC No Action Letter [Lexis 1469] (October 28, 1988).

The registration requirement of Footnote 8 of Release 6099 should no longer be deemed applicable because underwriters are no longer required by Guide 10 to register securities simply because they are acquired as compensation for services relating to a public offering. Since the elimination of Guide 10, there appears to be no policy basis under Rule 144 for treating unregistered securities received as underwriters' compensation differently from registered securities. Further, the underlying purposes of Rule 144 would seem to be equally satisfied regardless of whether the shares were acquired as compensation for a private placement or a public offering or were initially registered or unregistered.

*4 Rule 144 was designed as a safe harbor for limited public sales of privately placed securities for which adequate public information is available after specified holding period requirements have been met. See Preliminary Note to Rule 144, Fed.Sec.L.Rep. (CCH) ¶ 5718. The Company fully disclosed the IPO Warrant transaction in its November 1990 prospectus as compensation paid to the Selling Agent. There would be no material difference between the prospectus as it now appears and the prospectus as it would have appeared had the shares underlying the warrants been registered.

In light of the foregoing, we respectfully request that you concur that Rule 144 is available for a sale of the unregistered shares of common stock underlying both the Private Placement Warrants and the IPO Warrants assuming that the holding period for the securities and all other requirements of Rule 144 are met.

Eight additional copies of this request are enclosed. We would appreciate your acknowledging receipt by stamping one such copy and returning it in the enclosed self-addressed, stamped envelope. Please do not hesitate to contact the undersigned at (617) 951-7434 or Jennifer Toolin McAuliffe of this office at (617) 951-7305.

Sincerely,
Edward A. Benjamin
ROPES & GRAY
One International Place
Boston Massachusetts 02110-2624
(617) 951-7000

1933 Act / s -- / Rule 144

January 14, 1993

Publicly Available January 14, 1993

Re: Precision Optics Corporation, Inc. (the ‘‘Company’’)

Incoming letter dated December 29, 1992

Your letter raises interpretive issues regarding the availability of Rule 144 to securities received by an underwriter as compensation in registered public offerings and private placements. The Division's responses to these issues are as follows:

1. Pursuant to the terms of a written underwriting agreement, a company may distribute its warrants and underlying common stock to an underwriter as underwriting compensation (‘‘Compensation Securities’’) in connection with either a registered public offering or a private placement offering under Section 4(2) of the Securities Act of 1933. [FN1] Where, in either such offering, an underwriter acquires the Compensation Securities from the issuer in a transaction not involving a public offering, such Compensation Securities would be restricted securities within the meaning of Rule 144(a)(3). Therefore, Rule 144 would be available for resales of such Compensation Securities, provided all the conditions of the rule are satisfied.

FN1 It is noted that securities received as compensation in connection with a public offering, whether or not those Compensation Securities are registered as being part of that public offering, would be described in the registration statement in accordance with Item 508(e) of Regulation S-K.

End of Footnote(s).

2. Alternatively, the underwriter may receive the Compensation Securities in a transaction covered by a Securities Act registration statement. While these Compensation Securities are not restricted securities within the meaning of Rule 144(a)(3), the Division has traditionally taken the position that such Compensation Securities may be sold pursuant to Rule 144 provided all the conditions of that rule (other than the filing of a Form 144) are satisfied. [FN2] This position is premised upon at least two years having elapsed from the date of the last sale of the public offering.

FN2 See Securities Act Release No. 33-6099, Question 10, note 8 (August 2, 1979).

End of Footnote(s).

*5 3. The holding period of securities underlying warrants may be ‘‘tacked’’ to that of the exercised warrants for purposes of satisfying the holding period provisions of Rule 144(d)(3)(ii), provided that the underlying securities are received in a ‘‘cashless exercise’’ of the warrants in which only those warrants are exchanged for the underlying securities, with no other form of consideration involved.

Because these positions are based upon the representations made to the Division in your letter, it should be noted that any different facts or conditions might require a different conclusion.

Sincerely,
Martin P. Dunn
Special Counsel
Fed. Sec. L. Rep. P 76,627, 1993 WL 12387 (S.E.C. No - Action Letter)

END OF DOCUMENT